SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
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February 4, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

RE:	QIWI plc

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014

Response dated November 19, 2014

File No. 1-35893

Dear Mr. Thompson:

On behalf of QIWI plc. (“QIWI” or the “Company” and together with its subsidiaries, the “Group”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Mr. Sergey Solonin, dated January 21, 2015, in response to the Company’s letter to the Commission dated November 19, 2014 (the “November Letter”), in connection with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

Securities and Exchange Commission

February 4, 2015

Item 5. Operating and Financial Review and Prospects, page 56

5A. Operating Results, page 56

Segments, page 57

Comment 1:	We reviewed your responses to comments one through seven in our letter dated November 6, 2014. Please provide us with the following additional information:

•	Tell us more about the nature of your various projects, including several examples of projects undertaken by the Group and how long a typical project lasts.

Response:

We respectfully advise the Staff that, as disclosed in previous filings, QIWI has adopted a functional management structure where management is focused on centralized core operational tasks such as sales and marketing, IT, legal, and finance. When a project is assumed, each functional division is responsible for certain components of the project. Any initiative that requires a certain amount of investments (both in terms of human resources and/or capital expenditures) and aims to support revenue growth, increase cost efficiency, mitigate risks or support any other key aspects of the Group’s activities and strategy is identified internally as a “project”.

Projects vary in terms of resources used and execution time, ranging from a few days to several months. Some examples of projects completed and/or started in 2014 include:

•	Connection of Visa QIWI Wallet to eBay. Upon completion of this project, Russian users of eBay were able to pay for their eBay purchases using Visa QIWI Wallet. The project took approximately 12 months to complete. Personnel from various functions worked on this project, including, among other personnel, IT (IT protocol to exchange payment data with eBay), legal (contract negotiation and documentation), marketing (design and launch of promotion campaigns on the new service), and finance (developing payment terms and tariffs).

•	Connection of QIWI’s payment system to MTS-Bank. This project took approximately three months to complete and the resource requirements were similar to the eBay project described above.

•	Development of a new web interface. This project took approximately six months to complete and was aimed at increasing Net Promoter Score (“NPS”) and System Usability Scale (“SUS”), in order to increase consumer use of QIWI’s website. Personnel from IT, brand management and customer management were involved in this project.

•	Development of new customer identification procedures. This project took approximately two weeks to complete and its purpose was to ensure compliance with the new Russian “know-your-customer” legislation. Personnel from IT, legal and compliance were involved in this project.

•	Enhancement of security of QIWI’s web interface. QIWI expects to complete this project in approximately six months. The aim of this project is to improve the security settings of the Group’s operations in the event QIWI’s consumers use multiple devices and different computers with different IP addresses to access its interfaces. Personnel primarily from IT, fraud-monitoring and compliance are involved in this project.

Securities and Exchange Commission

February 4, 2015

•	Tell us how work/projects are allocated amongst the seven project coordinators that report to the COO; e.g., by region, or by synergies of merchants or agents.

Response:

We respectfully advise the Staff that, as disclosed in the November Letter, as of January 1, 2015, we have eliminated the position of Chief Operating Officer (“COO”) and transferred the responsibilities of the COO to the Head of Project Development. In response to the above comment, we will therefore describe project allocation as it currently functions within the Group. When a decision is taken to take forward a project, the Head of Product Development delegates to the Supervisor of Project Management, Mr. Alexander Zhalnin, who is the direct subordinate of the Head of Product Development, the decision as to which project coordinator is most appropriate to coordinate the project. In certain cases, if the project is very significant, the Head of Product Development may choose to coordinate the project himself. The Supervisor of Project Management decides who will be appointed as project coordinator primarily based on the project coordinator’s area of responsibility as described further in our response on page 4 of this letter, but the project’s objectives, as determined by the various function heads identified in our response to Comment 1 set forth in the November Letter, and resources available are also taken into consideration. The allocation amongst the project coordinators is not linked to expected transaction volumes or revenues. The Head of Product Development is responsible for ensuring the Company’s focus on priority projects, ensuring that each project coordinator has access to the Company’s resources (such as staffing) and reports to the CEO about the progress of each project.

Please also refer to our response on the structure of the Product Development function below.

•	Tell us whether financial information is available by project or by groupings of projects managed by the seven project coordinators.

Response:

The parameters QIWI monitors for each specific project differ based on the type of project. For example, in case the project’s aim is to enhance the consumer’s experience, the Company monitors NPS and SUS for the Group as a whole. If a project is seeking to add specific merchants (such as eBay) to the QIWI network, the Company monitors transaction volume and net revenue for such a project. If a project relates to executing a new rental agreement with a retail network partner, the Company monitors the number of kiosks added, transaction volume and net revenue from leases to its agents. The Company does not account for any project on an individual basis nor does it aggregate any financial information from these projects for purposes of preparing its financial statements, determining its reportable segments, or for the review and analysis of QIWI’s operations performed by the CODM (as described in our response letter dated October 16, 2014 (the “October Letter”)).

Securities and Exchange Commission

February 4, 2015

•	We understand the COO position is being replaced by a Head of Product Development. Tell us whether the seven project coordinators who currently report to the COO will report to this new position. If not, tell us who the project coordinators will report to. Also tell us who will report to the Head of Product Development and how else the organization will change.

Response:

Following the completion of the management reorganization changes referenced in our response to Comment 1 set forth in the November Letter, with effect from January 1, 2015, the role of the COO has been eliminated and his responsibilities have been transferred to the Head of Product Development. The Product Development function started to operate from January 1, 2015, however its organization is still being developed and the Company expects to finalize and formally approve the organization of the Product Development function by April 2015. Under the current structure of the Product Development function, the following individuals report to the Head of Product Development:

•	Supervisor of Project Management, who is currently Mr. Alexander Zhalnin. The Supervisor of Project Management supervises the project coordinators listed below and the overall quality of a project’s management;

•	Supervisor of Card Products, who is currently Mr. Alexander Afanasov. The Supervisor of Card Products oversees operations with QIWI Visa prepaid cards including issuance of cards, card tariffs, distribution of cards, and other Visa card related activities;

•	Supervisor of Self-Service Kiosks Products, who is currently Mr. Andrey Tarasov. The Supervisor of Self-Service Kiosks Products oversees product development initiatives in respect of SSK interfaces;

•	Supervisor of Digital Wallet Products, who is currently Mr. Pavel Fomin. The Supervisor of Digital Wallet Products oversees product development initiatives related to Visa QIWI Wallet interfaces;

•	Chief Designer, who is currently Mr. Vladimir Stepanenko. The Chief Designer oversees development of all the user interfaces of QIWI products;

•	Supervisor of New Products, who is currently Mr. Alexander Gadiyak. The Supervisor of New Products oversees the development of new products;

•	Supervisor of Cross-Product Project Management, who is currently Ms. Ekaterina Kirtsova. The Supervisor of Cross-Product Project Management assists in project coordination, which requires a substantial degree of cross-product communication;

•	Supervisor of Post-Implementation Assessment, who is currently Ms. Olga Martynova. The Supervisor of Post-Implementation Assessment develops reports assessing whether the project has achieved its initial goals/targets;

•	Supervisor of Innovation Projects, who is currently Mr. Grigory Melekhov. The Supervisor of Innovation Projects oversees projects outside of the core business of the Group;

•	Supervisor of Call-Center, who is currently Mr. Boris Baklazhenko. The Supervisor of Call-Center manages QIWI’s call-center operations; and

•	Supervisor of Customer Experience, who is currently Mr. Alexander Sobol. The Supervisor of Customer Experience oversees methods and techniques used by the Group to communicate with its customers.

The project coordinators referenced in our response to Comment 1 of the November Letter, who were previously reporting to the COO, currently report as follows:

•	Mr. Grigory Melekhov, Ms. Ekaterina Kirtsova and Ms. Olga Martynova report to the Head of Product Development as described above;

•	Ms. Victoria Dubovko reports to the Supervisor of Self-Service Kiosks (SSK) Products (Mr. Andrey Tarasov) within the Product Development function;

•	Mr. Konstantin Vagner reports to the Supervisor of Project Management (Mr. Alexander Zhalnin) within the Product Development function;

•	Mr. Alexander Osetrov has not yet been assigned a new role.

Securities and Exchange Commission

February 4, 2015

•	Help us understand the day-to-day activities involved in generating and expanding revenues and in incurring costs in your business. Clarify whether the primary drivers of revenue and business growth are expanding contracts with merchants and agents and identify who is responsible for these activities.

Response:

As described in the Company’s Annual Report, the Group’s revenue is primarily driven by the number of customers using its services through the interfaces it offers such as mobile, web, self-service kiosks or other which in turn drives total transaction volume. QIWI’s strategy is primarily focused on supporting the growth of Visa QIWI Wallet, which has exhibited substantial growth in its consumer base since its inception, growing from 5.9 million active Visa QIWI Wallet accounts as of December 31, 2009 to 16.5 million active Visa QIWI Wallet accounts as of September 30, 2014. The Group’s activities to increase Visa QIWI Wallet adoption include increasing its merchant base (such as eBay), advertising and promotional campaigns through different media such as internet, billboard, SMS, press and radio, and QIWI’s distribution network (for example offering discounts or loyalty points when using its services) and enhancing its products, for example, through the development of new interfaces and the introduction of new payment options.

The individuals responsible for the day-to-day revenue generating activities are the Head of Sales and Marketing, the Head of Product Development, the Head of Agent Network Development and the CFO. As described in our response to Comment 2 of the November Letter, each of these personnel report directly to the CEO. Responsibility for expanding the contracts with merchants usually rests with the Head of Sales and Marketing, though in certain specific cases (if, for example, the new potential merchant is large and strategically important) it can rest with other members of senior management, including the CEO. Responsibility for expanding the contracts with agents rests with the Head of Agent Network Development.

As described in the Company’s Annual Report, the majority of the Group’s operating costs are represented by transaction costs and compensation to employees and related taxes. When payments are made through the Group’s network, the Group incurs transaction costs to its agents, which represent the amount of fees the Group passes through to its agents for use of their kiosks and terminals. Compensation expenses primarily relate to increased salaries and they are also affected by increased headcount.

•	Help us understand the distinction between “coordinating” projects (typically the responsibility of the COO and his seven project coordinators) and “managing” projects (most often the responsibility of the Head of Sales and Marketing) and how the project coordinator and project manager interact on any given project.

Response:

We respectfully advise the Staff that the coordinating role of the COO, and since January 1, 2015, of the Head of Product Development, and of the project coordinators refers to the close monitoring of projects to ensure that the project team has sufficient access to the Company’s resources for the smooth completion of a project. In addition, the COO, and since January 1, 2015, the Head of Product Development, performs post-implementation assessment of the project to ensure that it fits within the overall business strategy of the Group. The post-implementation process involves assessing indicators such as transaction volume, net revenue, number of kiosks, number of users and other operating metrics, depending on the project.

Securities and Exchange Commission

February 4, 2015

The overall project management and execution, such as setting project targets, timing of the project, and achieving the targeted performance expected from the project, are the responsibility of the various function heads identified in our response to Comment 1 set forth in the November Letter and, in particular, the Head of Sales and Marketing who manages the majority of the revenue generating activities of the Group.

•	We understand that the Head of Sales and Marketing oversees the majority of the revenue generating activities and manages a majority of the projects undertaken by the Group. Help us understand the role of the COO and the seven project coordinators in cases when the Head of Sales and Marketing manages a project. Tell us whether the project coordinators report to the Head of Sales and Marketing on these projects.

Response:

We respectfully refer the Staff to our response above.

We respectfully inform the Staff that the project coordinators do not report to the Head of Sales and Marketing. They report to the Head of Product Development, who reports to the CEO.

•	Provide a list of the names, titles and responsibilities of the individuals who are direct reports to the Head of Sales and Marketing.

Response:

The organizational chart of the Sales and Marketing function is still being developed and the Company expects to finalize and formally approve the Sales and Marketing function organization by April 2015. As of the date of this response letter the following individuals report directly to the Head of Sales and Marketing:

•	Alexander Gladko, Head of Advertising. Mr. Gladko is responsible for revenue generation through QIWI’s advertising efforts.

•	Nataliya Zhelkova, Head of Sales, Basic Services. Ms. Zhelkova is responsible for increasing the number of services provided and market share.

•	Alexey Dityatyev, Head of Sales and Trade Marketing, E-commerce. Mr. Dityatyev is responsible for defining market entry strategies and developing products and tools to facilitate cooperation with agents and merchants, in order to increase sales and profitability in the e-commerce, e-content and tourism markets.

•	Andrey Bardyshev, Head of Sales, Financial services. Mr. Bardyshev is responsible for increasing the number of merchants and services in the finance services market.

•	Georgy Sorokin, Head of Sales, Money Remittance. Mr. Sorokin is responsible for increasing the number of merchants and services in the money remittance market.

•	Irina Chirkova, Head of Brand Management. Ms. Chirkova is responsible for planning, developing, and directing marketing efforts, supporting the Group`s services and development activities.

Securities and Exchange Commission

February 4, 2015

•	Maria Buzhinskaya, Head of Marketing and Consumer Research. Ms. Buzhinskaya is responsible for providing research regarding consumer preferences and market trends.

•	Julia Mansurova, Head of Public Relations. Ms. Mansurova is responsible for communications with the media, focusing on informing clients about new projects and services, and on supporting and improving the Group’s reputation.

The Head of Sales and Marketing continues to report directly to the CEO.

Supplementally, the Company would like to inform the Staff that, as previously reported, beginning on January 1, 2014, the Company revised its financial reporting structure of presenting three segments (QIWI Wallet, QIWI Distribution and Corporate and Other) to one financial reporting segment. The key reason for consolidating its previous financial reporting segments was because, in the Company’s view, these segments no longer reflected how the Group operated since (as described in the November Letter) QIWI Distribution has effectively become a top-up channel for QIWI Wallet. As previously described in our response to Comment 1 of the October Letter, the Company believes that the change to one operating segment better enables users of its financial statements to evaluate the nature and financial effects of the Company’s business activities and the economic environments in which it operates.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 207 072 7026. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7026.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi

cc:	Securities and Exchange Commission

Yolanda Guobadia

Robyn Manuel

QIWI plc

Sergey Solonin

Alexander Karavaev

Yakov Barinsky

Ernst & Young LLC

Natalia Starygna

QIWI PLC

Severnoe Chertanovo Microdistrict, 1A, building 1

Moscow, 117648

The Russian Federation

February 4, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

Re:	QIWI plc

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014

Response dated November 19, 2015

File No. 1-35893

Dear Mr. Thompson:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated January 21, 2015, in response to the Company’s letter to the Commission dated November 19, 2014, in connection with the Form 20-F for the fiscal year ended December 31, 2013 (the “Filing”) of QIWI plc (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QIWI plc

/s/ Alexander Karavaev
Name:	Alexander Karavaev
Title:	Chief Financial Officer